

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Avi S. Katz
Executive Chairman
GigInternational1, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

      Re: GigInternational1, Inc.
          Draft Registration Statement on Form S-1
          Submitted March 12, 2021
          CIK No. 0001848795

Dear Dr. Katz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 12, 2021

General

1.   If your form of warrant agreement will include an exclusive forum provision, please disclose such provision in your registration statement. Your disclosure should state whether the provision will apply to actions arising under the Securities Act or Exchange Act and should include related risk factor disclosure. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

2.   Please provide the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

Financial Statements
General, page F-1

3.   Please revise the notes to your financial statements to provide the subsequent event disclosures required by ASC 855-10-50-1.

Signatures, page II-10

4.   Below the second paragraph of text on the Signatures page, please have your principal financial officer, principal accounting officer or controller sign the registration statement in their individual capacities.

    You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Sergio Chinos at 202-551-7844 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Jeffrey C. Selman, Esq.